[redacted]

SE 14047218 MISSION

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913)236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Clouse
Signature

Vice President / Controller
Title

Catherine R Morris
Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt Exp 09/16/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Waddell & Reed, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Waddell & Reed, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer support) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by management (adjustments support schedule and trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027030 FINRA DEC
WADDELL & REED INC 16*16
ATTN: M STROHM
PO BOX 29217
SHAWNEE MISSION, KS 66201-9217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 116,410
B. Less payment made with SIPC-6 filed (**exclude interest**) 07-25-13 Date Paid		(46,674)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		69,736
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 69,736	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waddell & Reed, Inc.
(Name of Corporation, Partnership or other organization)

Melissa A Chase
(Authorized Signature)

Vice President & Controller
(Title)

Dated the 6th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2013
and ending 12-31-2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 436,779,931
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	338,683,368
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	486,415
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	369,970
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	50,599,460
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 76,462	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	76,462
Total deductions	390,215,675
2d. SIPC Net Operating Revenues	$ 46,564,256
2e. General Assessment @ .0025	$ 116,410 (to page 1, line 2.A.)

WADDELL & REED INC.
SIPC-6 Assessment
December 31, 2013

		6/30/2013 YTD	12/31/2013 YTD
2C.	Deductions		
	(8) Other revenue not related either directly or indirectly to the securities business		
	Misc. Income	19,387.21	3,380.34
	Transfer Pricing Revenue Share	24,400,255.82	50,392,157.86
	Interest Income-Other	-	10,875.23
	Rental Income	93,128.04	193,046.57
		24,512,771.07	50,599,460.00

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements, Supplemental Schedules, and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated financial statements of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of earnings, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

Kansas City, Missouri
February 26, 2014

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2013

(In thousands)

Assets		
Cash and cash equivalents	$	249,510
Cash and cash equivalents – restricted		121,419
Investment securities		73,365
Receivables:		
Funds and separate accounts		32,311
Customers and other		141,608
Due from affiliates		20,904
Deferred income taxes		7,965
Prepaid expenses and other current assets		7,890
Income taxes receivable		3,383
Total current assets		658,355
Property and equipment, net		70,254
Deferred sales commissions, net		48,900
Deferred income taxes		12,609
Goodwill and identifiable intangible asset		35,095
Other assets		5,379
Total assets	$	830,592
Liabilities and Stockholder's Equity		
Accounts payable	$	16,744
Payable to investment companies for securities		214,085
Payable to third party brokers		15,899
Payable to customers		8,664
Accrued compensation		32,249
Other current liabilities		47,137
Total current liabilities		334,778
Accrued pension and postretirement costs		8,996
Other noncurrent liabilities		22,038
Total liabilities		365,812
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		232,140
Retained earnings		248,310
Accumulated other comprehensive loss		(15,671)
Total stockholder's equity		464,780
Total liabilities and stockholder's equity	$	830,592

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2013

(In thousands)

Revenues:		
Investment management fees	$	257,267
Underwriting and distribution fees		384,297
Shareholder service fees		137,261
Revenue sharing		40,906
Total		819,731
Expenses:		
Underwriting and distribution		380,619
Compensation and related costs (including share-based compensation of $49,221)		188,624
General and administrative		23,609
Subadvisory fees		957
Depreciation		12,307
Total		606,116
Operating income		213,615
Investment and other income		7,777
Interest expense		(89)
Income before provision for income taxes		221,303
Provision for income taxes		81,947
Net income	$	139,356

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2013

(In thousands)

Net income	$	139,356
Other comprehensive income:		
Unrealized appreciation of available for sale investment securities during the year, net of income tax expense of $466		822
Pension and postretirement benefits, net of income tax of $14,863		24,980
Comprehensive income	$	165,158

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

(In thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
Balance at December 31, 2012	1,000	$ 1	220,389	161,354	(41,473)	340,271
Net income	—	—	—	139,356	—	139,356
Dividends to parent – cash	—	—	—	(52,400)	—	(52,400)
Excess tax benefits from share-based payment arrangements	—	—	11,751	—	—	11,751
Unrealized appreciation of available for sale investment securities	—	—	—	—	822	822
Pension and postretirement benefits	—	—	—	—	24,980	24,980
Balance at December 31, 2013	1,000	$ 1	232,140	248,310	(15,671)	464,780

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2013

(In thousands)

Cash flows from operating activities:		
Net income	$	139,356
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,658
Amortization of deferred sales commissions		30,393
Excess tax benefits from share-based payment arrangements		(11,751)
Gain on sale of available for sale investment securities		(4,794)
Net purchases, sales and maturities of trading securities		5,116
Gain on trading securities		(1,504)
Loss on sale and retirement of property and equipment		740
Deferred income taxes		(4,567)
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		(28,439)
Receivables from funds and separate accounts		(2,489)
Other receivables		(6,195)
Due from affiliates, net		(9,407)
Deferred sales commissions		(37,797)
Other assets		(639)
Accounts payable and payable to third party brokers		(1,249)
Payable to investment companies for securities and payable to customers		24,815
Accrued compensation		6,313
Income taxes payable		11,993
Other liabilities		16,909
Net cash provided by operating activities		139,462
Cash flows from investing activities:		
Purchases of available for sale investment securities		(47,075)
Proceeds from sales and maturities of available for sale investment securities		47,076
Additions to property and equipment		(15,781)
Proceeds from sales of property and equipment		23
Net cash used in investing activities		(15,757)
Cash flows from financing activities:		
Dividends to parent		(52,400)
Excess tax benefits from share-based payment arrangements		11,751
Net cash used in financing activities		(40,649)
Net increase in cash and cash equivalents		83,056
Cash and cash equivalents at beginning of year		166,454
Cash and cash equivalents at end of year	$	249,510
Supplemental disclosure for cash flow information:		
Cash paid for income taxes (net)	$	74,373

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Funds (the Advisors Funds), Ivy Funds Variable Insurance Portfolios (the Ivy Funds VIP), Ivy Funds, which are underwritten by an affiliate, and Ivy Funds InvestEd (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company also receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) ***Basis of Presentation and Consolidation***

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation. The Company has evaluated subsequent events through February 26, 2014, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) ***Use of Estimates***

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations.

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) ***Investment Securities and Investments in Affiliated Mutual Funds***

Our investment securities are comprised of state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investment securities are classified as available for sale or trading. Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available for sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates in, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax

in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the other than temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(g) Property and Equipment

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 3 to 10 years for furniture, and fixtures, 1 to 10 years for computer software; 2 to 5 years for data processing equipment; 5 to 30 years for buildings; 3 to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification (ASC) 350. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and were $10.0 million as of December 31, 2013. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally 1 to 10 years.

(i) Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired. Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or nonrenewal of a mutual fund management advisory contract or substantial changes in revenues earned from such contract, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

The Company has one reporting unit for goodwill, investment management and related services. This unit's goodwill was recorded as part of the spin-off of WDR from its former parent, and to a lesser extent, was recorded as part of subsequent business combinations that were merged into the existing investment management operations.

To determine fair value of the reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Indefinite-life intangible assets represent a mutual fund management advisory contract for managed assets obtained in an acquisition. The Company considers this contract to be an indefinite-life intangible asset as it is expected to be renewed without significant cost or modification of terms. The Company also tests this asset for impairment annually by comparing its fair value to the carrying amount of the asset.

(j) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended the sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. In addition, the costs incurred at the time of the sale of shares for certain asset allocation products are deferred and amortized on a straight-line basis, not to exceed three years. The Company recovers such costs through Rule 12b-1 and other distribution fees, which are paid on Class B and Class C shares of the Advisor Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding period (three years for shares of certain asset allocation products, six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSC's, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly.

(k) Revenue Recognition

We recognize investment management fees as earned over the period in which services are rendered. We charge the Advisors Funds and Ivy Funds VIP daily based upon average daily net assets under management in accordance with investment management agreements between the Advisors Funds and Ivy Funds VIP and the Company. The majority of investment management fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net investment management assets under management in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the statement of income.

Our investment advisory business receives research products and services from broker-dealers through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers. As a result, we present "soft dollar" arrangements on a net basis.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net assets under management and are recognized monthly. Fees collected from advisors for services related to technology and errors and omissions insurance are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

The Company collects Rule 12b-1 service and distribution fees under the distribution and service plan agreements with the Advisors Funds and InvestEd and service agreements with Ivy Funds VIP. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis for Class A shares and 100 basis points for Class B and C shares. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the proprietary channel. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(l) Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1.1 million for the year ended December 31, 2013 and is classified in underwriting and distribution expense and general and administrative expense on the consolidated statement of earnings.

(m) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees and financial advisors (our sales force) who are independent contractors. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $11.8 million for 2013.

(Continued)

(2) Investment Securities

Investments at December 31, 2013 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Mortgage-backed securities	$ 8	1	—	9
Corporate bonds	6,482	1	—	6,483
Affiliated mutual funds	26,641	2,860	—	29,501
Total available-for-sale securities	$ 33,131	2,862	—	35,993
Trading securities:				
Mortgage-backed securities				37
Municipal bonds				501
Corporate bonds				9,412
Common stock				60
Affiliated mutual funds				27,362
Total trading securities				37,372
Total investment securities				$ 73,365

Mortgage-backed securities and corporate bonds accounted for as available for sale as of December 31, 2013 mature as follows (in thousands):

	Amortized cost	Fair value
Within one year	$ 6,482	6,483
After five years but within 10 years	8	9
	$ 6,490	6,492

Mortgage-backed securities, municipal bonds and corporate bonds accounted for as trading and held as of December 31, 2013 mature as follows (in thousands):

		Fair value
Within one year	$	9,412
After one year but within five years		501
After five years but within 10 years		37
	$	9,950

Investment securities with fair value of $77.9 million were sold during 2013. During 2013, net realized gains of $4.8 million and $1.5 million were recognized from the sale of $47.1 million in available for sale securities and the sale of $30.8 million in trading securities, respectively.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2013 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs. There were no transfers between levels for the year ended December 31, 2013 (in thousands).

	Level 1	Level 2	Level 3	Total
Mortgage-backed securities	$ —	46	—	46
Municipal bonds	—	501	—	501
Corporate bonds	—	15,895	—	15,895
Common stock	60	—	—	60
Affiliated mutual funds	56,863	—	—	56,863
Total	$ 56,923	16,442	—	73,365

(3) Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of purchase price over the tangible assets and the identifiable intangible asset of acquired business. Our goodwill is not deductible for tax purposes. Goodwill and the identifiable intangible asset (all considered indefinite lived) at December 31, 2013 are as follows (in thousands):

Goodwill	$ 16,514
Accumulated amortization	(8,272)
Total goodwill	8,242
Total identifiable intangible asset	26,853
Total	$ 35,095

In 2013, the Company's annual impairment test indicated that goodwill and the identifiable intangible asset summarized in the table above were not impaired.

(4) Property and Equipment

A summary of property and equipment at December 31, 2013 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	31,710	3–10 years
Data processing equipment		22,026	2–5 years
Computer software		77,227	1–10 years
Equipment		19,809	3–26 years
Leasehold improvements		19,900	1–15 years
Building		6,077	5–30 years
Land		1,940	
Property and equipment, at cost		178,689	
Accumulated depreciation		(108,435)	
Property and equipment, net	$	70,254	

At December 31, 2013, we have property and equipment under capital lease with a cost of $1.9 million and accumulated depreciation of $932 thousand.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2013 consists of the following (in thousands):

Currently payable:		
Federal	$	79,927
State		6,282
		86,209
Deferred taxes		(4,262)
Provision for income taxes	$	81,947

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.8
Other items	0.2
Effective income tax rate	37.0%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2013 is presented as follows (in thousands):

Deferred tax liabilities:		
Unrealized gains on investment securities	$	(1,061)
Deferred sales commissions		(129)
Property and equipment		(7,564)
Benefit plans		(10,627)
Identifiable intangible asset		(6,893)
Prepaid expenses		(1,704)
Total gross deferred liabilities		(27,978)
Deferred tax assets:		
Capital loss carryforward		62
Additional pension and postretirement liability		10,291
Accrued compensation		10,474
Other accrued expenses		4,740
Nonvested stock		19,246
State net operating loss carryforwards		3,839
Federal benefit on state liabilities		2,286
Unused state tax credits		864
Other		490
Total gross deferred assets		52,292
Valuation allowance		(3,740)
Net deferred tax asset	$	20,574

During 2009, the Company sold a subsidiary, which generated a capital loss available to offset potential future capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. The capital loss carryforward, if not utilized, will expire in 2014. The deferred tax asset relating to the capital loss as of December 31, 2013, is approximately $0.1 million. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses in certain state jurisdictions in which the Company files. Accordingly, a valuation allowance in the amount of $0.1 million has been recorded at December 31, 2013.

As of December 31, 2013, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.8 million at December 31, 2013. The carryforwards, if not utilized, will expire between 2014 and 2033. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.7 million has been recorded at

December 31, 2013. The Company has state tax credits of $0.9 million as of December 31, 2013 that can be utilized in future tax years. Of these state tax credit carryforwards, $0.6 million will expire between 2024 and 2029 if not utilized and $0.3 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2013, the Company had unrecognized tax benefits, including penalties and interest, of $7.6 million ($5.3 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the consolidated statement of earnings for the year ended December 31, 2013 was $0.1 million. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2013 of $2.3 million ($1.8 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2013 (in thousands):

		Unrecognized tax benefits
Balance at January 1, 2013	$	5,340
Increases during the year:		
Gross increases – tax positions in prior period		380
Gross increases – current period tax positions		701
Decreases during the year:		
Gross decreases – tax positions in prior period		(60)
Decreases due to settlements with taxing authorities		(127)
Decreases due to lapse of statute of limitations		(938)
Balance at December 31, 2013	$	5,296

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2013, the Company settled four open tax years that were undergoing audits by state jurisdictions in which the Company operates. The 2010 through 2013 federal income tax returns are the only open tax years that remain subject to potential future audit. State income tax returns for all years after 2009 and, in certain states, income tax returns for 2009, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

The Company is currently being audited in various state jurisdictions. It is reasonably possible that the Company will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's liability for unrecognized tax benefits could decrease by up to $1.6 million ($1.1 million net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(6) Pension Plan and Postretirement Benefits Other than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2013 were $11.5 million.

The total projected benefit obligation of the Plan is $172.1 million, of which $147.8 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the consolidated balance sheet of WDR at December 31, 2013 is $1.7 million, of which $1.4 million is included in accrued pension and postretirement costs on the Company's consolidated balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees and Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $8.2 million are recorded on the consolidated balance sheet of WDR at December 31, 2013, of which $7.8 million relates to the Company. Of the Company's total liability at December 31, 2013, $260 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension and postretirement costs. During 2013, WDR allocated $1.1 million of expense to the Company for the medical plan.

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2013 were $4.2 million.

(8) Accumulated Other Comprehensive Loss

The following table summarizes other comprehensive income (loss) activity for the year ended December 31, 2013 (in thousands).

		Unrealized gains on investment securities	Change in valuation allowance for unrealized gains (losses) on investment securities	Pension and postretirement benefits	Total accumulated other comprehensive income (loss)
Balance at December 31, 2012	$	989	4	(42,466)	(41,473)
Other comprehensive income before reclassification		3,830	35	22,169	26,034
Amount reclassified from accumulated other comprehensive income		(3,016)	(27)	2,811	(232)
Net current period other comprehensive income		814	8	24,980	25,802
Balance at December 31, 2013	$	1,803	12	(17,486)	(15,671)

Reclassifications from accumulated other comprehensive income and included in net income are summarized in the table that follows for the year ended December 31, 2013 (in thousands).

		Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
Reclassifications included in net income:					
Realized gain on sale of available for sale securities	$	4,794	(1,778)	3,016	Investment and other income
Valuation allowance		—	27	27	Provision for income taxes
Amortization of pension and post retirement benefits		(4,498)	1,687	(2,811)	Underwriting and distribution expense and compensation and related costs
Total	$	296	(64)	232	

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. The Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2013. At December 31, 2013, the Company had net capital of $23.7 million that was $23.4 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(10) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2013 for which instructions to reduce to possession or control had been issued as of December 31, 2013, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(11) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2013, the Company recorded share-based compensation expense totaling $49.2 million that is included in compensation and related costs in the consolidated statement of earnings.

(Continued)

(12) Rental Expense and Lease Commitments

The Company leases home office buildings, certain sales, and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2013 was $22.3 million. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2014	$	20,152
2015		16,460
2016		13,288
2017		10,417
2018		6,986
Thereafter		17,004
	$	84,307

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2013.

(13) Related Parties

The current amounts due from affiliates at December 31, 2013 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2013 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2013 consists entirely of amounts due from WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds and Ivy Funds VIP for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds and Ivy Funds VIP pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Advisor Funds and Ivy Funds VIP for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Advisor Funds and Ivy Funds VIP and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds and Ivy Funds VIP. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by the Company's licensed financial advisors and financial intermediaries that have entered into 529 plan selling agreements with the Company.

Through revenue sharing allocation agreements with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the Advisor channel. The Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other services. Accordingly, during 2013, the Company received $2.1 million from the gross sales of assets, $8.7 million from average assets under management, $1.0 million from the gross sales of assets and average assets under management related to separately managed accounts and $29.1 million for services provided.

(14) Subsidiaries Not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2013 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2013 that were not consolidated in the December 31, 2013 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	179,986
Receivables and prepaids		65,169
Investment securities		62,653
Property and equipment, net		38,607
Goodwill and intangible assets, net		26,853
Current income taxes		4,029
Deferred income taxes		21,240
Other assets		863
		399,400
Liabilities:		
Other liabilities		99,261
		99,261
Company equity in net assets of subsidiaries	$	300,139

(15) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable, and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, “significant” includes material matters as well as other items that management believes should be disclosed. Management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

(In thousands)

Total stockholder's equity per balance sheet	$	464,780
Additions to capital – deferred tax and capitalized lease adjustment		16,719
Total stockholder's equity for computation of net capital		481,499
Nonallowable assets, including equity in subsidiaries		456,462
Haircuts on securities		1,350
Net capital		23,687
Minimum net capital requirement		250
Excess of net capital over minimum net capital requirement	$	23,437
Aggregate indebtedness	$	270,985
Ratio of aggregate indebtedness to net capital		11.56

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule II

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Reconciliation of Total Assets Included in the December 31, 2013
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2013 FOCUS Report

(In thousands)

Total assets per the 2013 FOCUS Report	$	752,485
Reclassifications and adjustments		78,107
Total assets per the December 31, 2013 audited consolidated financial statements	$	830,592

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Waddell & Reed, Inc.:

In planning and performing our audit of the consolidated financial statements of Waddell & Reed, Inc. and subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2014